SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

16 July, 2008

BT Group plc

(Translation of registrant's name into English)

BT Centre
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...       Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosures: 1. AGM Statement announcement made on 16 July, 2008

    July 16, 2008

BT -
A COMPANY IN TRANSFORMATION

BT's future as a company is based on its ability to transform itself from a fixed-line business to a software-driven global communications services company. That was the key message delivered today by BT chairman Sir Michael Rake in his first address to the company's shareholders since taking over the helm. Speaking at the company's AGM at the Barbican centre, London, Sir Michael was quick to praise former chief executive Ben Verwaayen, before noting that new chief executive "Ian [Livingston] is determined that the next few years will be even more exciting and innovatory than the last few".

Describing last year's performance as "strong", Sir Michael noted some financial highlights: "Our revenues grew by 2 per cent to over £20.7 billion. Our pre-tax profit was £2.5 billion. And earnings per share were up 5 per cent to 23.9p. I am delighted to confirm that we have announced a full year dividend of 15.8 pence, up more than 85 per cent from five years ago." Sir Michael also confirmed that "looking forward, we expect to deliver continued growth in revenue, EBITDA, earnings per share and dividends per share in this current financial year.",

On the regulatory environment, Sir Michael called for "a consistent and principles-based approach to regulation wherever we operate around the world." He also looked forward to seeing more deregulation "to reflect the emergence of sustainable competition in the UK". Touching on BT's announcement yesterday of a £1.5bn investment in super fast broadband over the next four years, Sir Michael noted: "it is critical that we have a regulatory regime in place that encourages investment and innovation in next generation networks" before concluding "we look forward to governments in the EU adopting more appropriate regulatory stances."

For further information

Inquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: http://www.btplc.com/News

About BT

BT is one of the world's leading providers of communications solutions and services operating in 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to our customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services. BT consists principally of four lines of business: BT Global Services, Openreach, BT Retail and BT Wholesale.

In the year ended 31 March 2008, BT Group plc's revenue was £20,704 million with profit before taxation and specific items of £2,506 million.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.bt.com/aboutbt

END

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.

Date 16 July, 2008